24HR Truck Services Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
4000 Revenue	
4010 Revenue from Stripe	6,503.41
4020 Sales of Product Income	180.00
4040 Services	2,748.78
4050 Discounts given	-441.00
Total 4000 Revenue	**8,991.19**
Total Income	**$8,991.19**
Cost of Goods Sold	
5020 Stripe Fees	785.88
Total Cost of Goods Sold	**$785.88**
GROSS PROFIT	**$8,205.31**
Expenses	
6000 Payroll Expenses	
6110 Gross Salaries	12,663.14
6140 Tax	352.32
6210 Payroll Fees	962.15
6240 Reimbursement Expense	254.80
Total 6000 Payroll Expenses	**14,232.41**
7200 Facilities	
7225 Telephone & Internet expense	337.96
7240 Insurance Expense	1,431.00
7250 Repairs & Maintenance	6,050.71
7260 Automobile	165.00
Total 7200 Facilities	**7,984.67**
7300 Travel & Entrtainment	
7330 Ground Transportation	535.00
7340 Meals & Entertainment	103.64
7380 Others	513.00
Total 7300 Travel & Entrtainment	**1,151.64**
7400 Professional Fees	
7410 Accounting Fee	3.00
7430 Legal & Professional Services	2,761.50
7480 Consultants & Contractors	25,574.00
Total 7400 Professional Fees	**28,338.50**
7500 Marketing	
7520 Marketing Services	18,964.20
7530 Hosting	4,383.98
7540 Gift	140.00
Total 7500 Marketing	**23,488.18**

24HR Truck Services Inc.

Profit and Loss

January - December 2022

	TOTAL
7600 Administrative Expenses	
7610 Bank Service Charges	1,175.11
7620 Other Business Expenses	232.50
7630 Software Services	
7631 Email Management	392.00
7635 Domain names	726.07
7636 Application software	13,339.78
7637 Software Subscription	960.90
Total 7630 Software Services	**15,418.75**
7640 Licenses & Permits	23.00
Total 7600 Administrative Expenses	**16,849.36**
Total Expenses	**$92,044.76**
NET OPERATING INCOME	**$ -83,839.45**
Other Income	
8010 Grant Income	10,685.00
8030 Debt Forgiveness	14,600.00
Total Other Income	**$25,285.00**
Other Expenses	
7920 Interest Expense	92.00
7990 Taxes	2,173.92
9100 Amortization	1,666.67
Total Other Expenses	**$3,932.59**
NET OTHER INCOME	**$21,352.41**
NET INCOME	**$ -62,487.04**

<h1 style="text-align:center">24HR Truck Services Inc.</h1>

<p style="text-align:center">Balance Sheet</p>

<p style="text-align:center">As of December 31, 2022</p>

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 PG Bank 9805	149.94
1020 TD Bank 9835	15,005.05
1030 Stripe Bank	1,132.75
1040 PayPal Bank	0.00
1050 TD BUSINESS CONVENIENCE PLUS (5077)	0.00
Total Bank Accounts	**$16,287.74**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1300 Undeposited Funds	0.00
1320 Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$16,287.74**
Fixed Assets	
1400 Intangible Assets	25,000.00
1410 Accumulated amortization	-10,665.67
Total 1400 Intangible Assets	**14,334.33**
Total Fixed Assets	**$14,334.33**
TOTAL ASSETS	**$30,622.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	3.00
Total Accounts Payable	**$3.00**
Other Current Liabilities	
2320 Delaware Division of Revenue Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$3.00**

24HR Truck Services Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
2400 Loans - Notes Payable	0.00
2500 Loan Payable - SMBX Funding	50,542.68
2610 EIDL Loan	10,000.00
2620 Interest accrued on EIDL Loan	92.00
Total 2610 EIDL Loan	**10,092.00**
2630 Loans Notes Payable	0.00
2700 SAFE	87,000.00
Total Long-Term Liabilities	**$147,634.68**
Total Liabilities	**$147,637.68**
Equity	
3010 Capital Stock (CS)	1,410.00
3020 Shareholders Equity	
3021 Shareholder Contributions - AS	14,150.00
3022 Shareholder Contributions - Betty Swan	10,000.00
3023 Shareholder Contributions - DS	3,000.00
3025 Shareholder Contributions- DC	67,250.00
Accumulated EIDL & PPP Forgiveness	0.00
Total 3020 Shareholders Equity	**94,400.00**
Opening Balance Equity	0.00
Retained Earnings	-150,338.57
Net Income	-62,487.04
Total Equity	**$ -117,015.61**
TOTAL LIABILITIES AND EQUITY	**$30,622.07**

24HR Truck Services Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-62,487.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	0.00
1410 Intangible Assets:Accumulated amortization	1,666.67
2000 Accounts Payable (A/P)	3.00
2320 Delaware Division of Revenue Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,669.67**
Net cash provided by operating activities	**$ -60,817.37**
FINANCING ACTIVITIES	
2500 Loan Payable - SMBX Funding	-20,650.32
2610 EIDL Loan	10,000.00
2620 EIDL Loan:Interest accrued on EIDL Loan	92.00
2700 SAFE	87,000.00
3010 Capital Stock (CS)	1,310.00
Retained Earnings	-4,809.57
Shareholders Equity:Accumulated EIDL & PPP Forgiveness	-13,300.00
Net cash provided by financing activities	**$59,642.11**
NET CASH INCREASE FOR PERIOD	**$ -1,175.26**
Cash at beginning of period	17,463.00
CASH AT END OF PERIOD	**$16,287.74**